Securities and Exchange Commission

Washington, D.C.  20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2001

A. Full title of the plan:

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY  10036



PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan are Gregory F. Van Gundy, Sandra S. Wijnberg, and Francis N. Bonsignore. Mr. Van Gundy is Corporate Secretary of Marsh & McLennan Companies, Incorporated (MMC). Ms. Wijnberg is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Executive Resources & Development of MMC. Mr. William L. Rosoff has been appointed as Plan Administrator. Mr. Rosoff is Senior Vice President and General Counsel of MMC. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The financial statements of the Plan are included in this Form 11-K and consist of the statements of net assets available for plan benefits as of December 31, 2001 and 2000, and the statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 28th day of June 2002 by the undersigned thereunto duly authorized.


                              PUTNAM INVESTMENTS, INC.

                              PROFIT SHARING RETIREMENT PLAN

                              By  --------------------------------
                              Patricia A. Agnello
                              (on behalf of William L. Rosoff)
                              Plan Administrator




INDEPENDENT AUDITORS' CONSENT
-----------------------------


We consent to the incorporation by reference in Registration Statement Nos. 2-65096 and 333-69774 of Marsh & McLennan Companies, Inc. on Form S-8 of our report dated June 13, 2002 appearing in this Annual Report on Form 11-K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 28, 2002




Putnam Investments, Inc.
Profit Sharing Retirement Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2001 and 2000
Supplemental Schedule
As of December 31, 2001

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN


TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001
AND 2000:

Statements of Net Assets Available for Benefits                             2

Statements of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)  9-10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Putnam Investments, Inc.
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's Trustees. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, Massachusetts

June 13, 2002


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------
                                                         2001             2000

ASSETS:

Investments, at fair value                       $366,524,461     $410,926,894
Participant notes receivable                        7,638,873        8,335,510
                                                 ------------     ------------

  Total investments                               374,163,334      419,262,404
Employer contributions receivable                  32,848,731       28,399,934
                                                 ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                $407,012,065     $447,662,338
                                                 ============     ============

See notes to financial statements.



PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------
                                                         2001             2000

ADDITIONS:
Investment activity:
Net depreciation in fair value of investments    $(83,021,151)   $(103,402,402)
Dividend income                                     7,846,905       37,128,561
Interest income                                     1,650,557        1,748,209
                                                 ------------     ------------
  Total additions                                 (73,523,689)     (64,525,632)
                                                 ------------     ------------
Contributions:
 Employer                                          31,396,568       26,886,966
 Participants                                      21,176,634       21,019,962
                                                 ------------     ------------
  Total contributions                              52,573,202       47,906,928
                                                 ------------     ------------

DEDUCTIONS -- Benefits paid to participants       (19,699,786)     (24,042,360)
                                                 ------------     ------------

NET DECREASE                                      (40,650,273)     (40,661,064)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                447,662,338      488,323,402
                                                 ------------     ------------
 End of year                                     $407,012,065     $447,662,338
                                                 ============     ============

See notes to financial statements.



PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

The following description of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan sponsored by Putnam Investments LLC ("Putnam") and its subsidiaries (the "Company"), which is a wholly owned subsidiary of Putnam Investments Trust, which is ultimately a majority-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), for the benefit of its employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan document was amended and restated January 1, 2001 to comply with the applicable provisions of tax acts referred to as GUST. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Programs -- The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser.

(2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, the only guaranteed investment contract ("GIC") product offered is the Putnam Fiduciary Trust Company Stable Value Fund.

(3) MMC common stock (MMC is the parent company of Putnam).

(4) Other investment options approved by the Board of Directors of Putnam, the Trustees of the Plan (the "Trustees") and the Chief
Executive Officer of MMC. There were no investments in this option at December 31, 2001 or 2000.

Employer contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in
(1), (2), (3) and (4), with apportionments to be at least 1% to any one investment.

With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Contributions -- Employer contributions are determined at the discretion of the Company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code.

Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions.

Forfeitures -- Forfeitures of invested employer contributions are used to reduce future employer contributions one year after the fiscal year in which the forfeitures occur. Reduction of employer contributions amounted to $2,063,646 and $2,442,256 in 2001 and 2000, respectively, for forfeitures that occurred in 2000 and 1999, respectively.

Participant Accounts and Vesting -- The Plan provides that the market value of investments in participant accounts shall be determined each business day. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

Employer contributions are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 2001 and 2000.

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of continuous service. An employee is eligible to become a participant in the salary-deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for their portion of the employer's contribution for that year. The vesting of participants, other than voluntary and rollover contributions, is as follows:


                                                                Vested
                                                               Interest
Years of continuous service:
  Less than two                                                  None
  Two but less than three                                         25%
  Three but less than four                                        50%
  Four but less than five                                         75%
  Five or more                                                   100%
  If a participant reached age 59?, died or become disabled      100%


Participants are automatically fully vested in their voluntary and rollover contributions.

Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations.
The value of these accounts will continue to be determined each business day.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Salary Savings Contributions -- It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Unless otherwise directed by the employee, all new employees contribute 3% of their total earnings to the salary-deferred portion of the Plan. Investments into the various investment vehicles are at the discretion of the individual participant. The market value of assets relating to the salary savings program at December 31, 2001 and 2000 was $87,723,830 and $93,407,639,
respectively.

Loans -- Upon the approval of the Loan Committee, appointed by the plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 2001 and 2000 were $7,638,873 and $8,335,510, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting -- The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Investment Valuation -- Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the plan year. Investments in collective investment trusts are carried at contract value (cost plus accrued interest), which approximates fair value. Participant loans are recorded at cost which approximates market value.

Administrative Expenses -- Expenses of the Plan have been paid by the Company, but such payment is at the Company's discretion.

Benefits -- Benefits to participants are recorded when paid.

Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent 5% or more of total plan assets at December 31 are as follows:

                                                   2001                2000

Putnam New Opportunities Fund               $30,586,516         $44,196,592
Putnam Voyager Fund                          31,339,685          40,816,050
Putnam Money Market Fund                     34,440,344          29,104,867
The Putnam Fund for Growth and Income        24,783,555          24,642,184
Putnam Vista Fund                                    --          23,736,344


During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:


                                                   2001                2000

Investments at fair value, based on quoted
market prices:
Putnam-sponsored mutual funds              $(81,886,859)      $(106,472,462)
MMC common stock                             (1,134,292)          3,070,060
                                          -------------        ------------
Total                                      $(83,021,151)      $(103,402,402)
                                          =============        ============


4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

At December 31, 2001 and 2000, terminated employees had requested distributions of the vested portion of their accounts totaling
$1,094,182 and $453,010, respectively. The sources of these distributions by investment type are as follows:

Source                                             2001                2000

Mutual funds                                 $1,018,951            $347,182
Stable Value Fund -- Guaranteed Investment
Products                                         40,829             103,558
MMC common stock*                                34,402               2,270
                                          -------------        ------------
Total                                        $1,094,182            $453,010
                                          =============        ============

*Putnam and MMC are parties-in-interest to the Plan.


6. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on March 29, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

*  *  *  *  *  *


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

SCHEDULE H,  PART IV, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------
                                                          (c) Description of                   (e) Current
(a)    Shares     (b) Identity of Issue                        Investment              (d) Cost     Value
                 MUTUAL FUNDS:
 *     288,932   Putnam Capital Appreciation Fund            Registered Investment Company     $  4,871,389
 *     209,013   Putnam Global Equity Trust                  Registered Investment Company        2,261,524
 *      51,413   Putnam Global Government Income Trust       Registered Investment Company          548,063
 *     227,882   Putnam Europe Growth Fund                   Registered Investment Company        3,983,385
 *      33,346   Putnam Strategic Income Trust               Registered Investment Company          203,746
 *     390,332   Putnam Asia Pacific Growth Fund             Registered Investment Company        3,313,922
 *      51,669   Putnam Global Growth & Income               Registered Investment Company          612,277
 *      86,498   Putnam Global Natural Resources Fund        Registered Investment Company        1,490,366
 *      94,718   Putnam Balanced Fund                        Registered Investment Company          932,968
 *     958,947   Putnam Int'l New Opportunities Fund         Registered Investment Company        8,726,420
 *  34,440,344   Putnam Money Market Fund                    Registered Investment Company       34,440,344
 *     105,272   Putnam Utilities Growth and Income Fund     Registered Investment Company        1,006,405
 *     420,331   Putnam Emerging Markets Trust               Registered Investment Company        3,236,547
 *     235,592   Putnam Mid Cap Value Fund                   Registered Investment Company        2,725,803
 *     816,424   Putnam Small Cap Value Fund                 Registered Investment Company       11,454,433
 *     393,822   Putnam Capital Opportunities Fund           Registered Investment Company        4,087,867
 *     184,364   Putnam Int'l Growth & Income                Registered Investment Company        1,585,531
 *     605,376   Putnam High Yield Trust II                  Registered Investment Company        3,353,784
 *     174,516   Putnam Health Sciences Trust                Registered Investment Company       11,017,188
 *     420,727   Putnam Research Fund                        Registered Investment Company        5,599,870
 *     343,245   Putnam American Gov't Income Trust          Registered Investment Company        3,006,824
 *     138,224   Putnam New Century Fund                     Registered Investment Company        1,763,734
 *     540,888   Putnam Technology Fund                      Registered Investment Company        1,941,787
 *     478,295   Putnam New Value Fund                       Registered Investment Company        6,820,484
 *     409,065   Putnam Voyager Fund II                      Registered Investment Company        7,031,835
 *     917,633   The George Putnam Fund of Boston            Registered Investment Company       15,388,713
 *   1,395,470   The Putnam Fund for Growth and Income       Registered Investment Company       24,783,555
 *     892,104   Putnam Global Growth Fund                   Registered Investment Company        7,020,859
 *     453,086   Putnam Income Fund                          Registered Investment Company        2,954,123
 *     728,945   Putnam New Opportunities Fund               Registered Investment Company       30,586,516
 *   1,763,629   Putnam Voyager Fund                         Registered Investment Company       31,339,685
 *   1,724,219   Putnam Vista Fund                           Registered Investment Company       15,345,550
 *     210,322   Putnam U.S. Government Income Trust         Registered Investment Company        2,711,050

                                                                                                (Continued)


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------
                                                          (c) Description of                   (e) Current
(a)    Shares     (b) Identity of Issue                        Investment              (d) Cost     Value

 *     130,540   Putnam Asset Allocation Fund: Conservative  Registered Investment Company        1,135,696
 *     167,927   Putnam Diversified Income Trust             Registered Investment Company        1,565,077
 *   1,687,329   Putnam OTC Emerging Growth Fund             Registered Investment Company       12,908,071
 *     679,305   Putnam International Growth Fund            Registered Investment Company       13,552,144
 *     912,483   Putnam Investors Fund                       Registered Investment Company       10,639,556
 *     487,987   Putnam Growth Opportunities                 Registered Investment Company        7,305,171
 *     149,154   Putnam Intermediate U.S. Gov't Income Fund  Registered Investment Company          750,247
 *     301,932   Putnam Equity Income Trust                  Registered Investment Company        4,441,422
 *     368,233   Putnam High Yield Trust                     Registered Investment Company        2,828,031
 *     359,829   Putnam Classic Equity Fund                  Registered Investment Company        4,321,549
 *      66,556   Putnam Balanced Retirement Fund             Registered Investment Company          686,188
 *     301,787   Putnam Convertible Income-Growth Trust      Registered Investment Company        4,326,827
 *     459,244   Putnam High Yield Advantage Trust           Registered Investment Company        2,677,390
 *     431,570   Putnam International Voyager Trust          Registered Investment Company        7,038,908
                                                                                               ------------

                 Total Mutual Funds                                                             335,029,785

 *  18,171,206   Putnam Stable Value Fund                    Collective Trust                    18,171,206

 *     123,997   Common Stock - Marsh & McLennan
                 Companies, Inc.                             Common Stock                        13,323,470

                 Participant loans                           Various maturities from
 *                                                           2001 and 2011 at interest
                                                             rates ranging from
                                                             5.0% to 12.375%                      7,638,873
                                                                                               ------------

                 TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                     $374,163,334
                                                                                               ============

 *   Party-in-interest                                                                          (Concluded)

     (Note -- The Putnam mutual funds are sponsored by Putnam Investments Trust, a party-in-interest to the Plan.)
